Exhibit 12

                       Fleming Companies, Inc.
           Computation of Ratio of Earnings to Fixed Charges
                                              16 Weeks Ended
                                        April 18,       April 19,
(In thousands of dollars)                 1998            1997
Earnings:
  Pretax income                         $31,375         $11,202
  Fixed charges, net                     62,428          60,562

Total earnings                          $93,803         $71,764

Fixed charges:
  Interest expense                      $51,202         $48,822
  Portion of rental charges
    deemed to be interest                11,095          11,627
  Capitalized interest                        -               -

     Total fixed charges                $62,297         $60,449

  Ratio of earnings
    to fixed charges                       1.51            1.19


"Earnings" consists of income before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consists of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.